

Mail Stop 4546

May 22, 2017

Via E-Mail
Mr. Frederick J. Crawford
Chief Financial Officer
Aflac Incorporated
1932 Wynnton Road
Columbus, GA 31999

> **Re:** **Aflac Incorporated**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 1-07434**

Dear Mr. Crawford:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance